Baja United Group is pending **StartEngine Approval.**

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Baja United Group

An importer with purpose.

Small OPO · Irvine, CA
Food & Beverage · US Investors Only

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Live and Invest with Purpose

Invest in Baja United Group

Baja United Group seeks to import beer and wine from Baja California. In particular, we've focused our attention on the Valle de Guadalupe, with which our founders have incredible knowledge and which is also the most exciting, up-and-coming winemaking region in the world.

But, there's more to the story than that. **Baja United Group is an importer that seeks to build a sustainable business that can return charitably to the region that has given it so much.**

In recent years, **vintages from the Valle de Guadalupe have begun to**



garner international attention, with one vintage even landi
wine list of the international acclaimed and Michelin-starred re
French Laundry. All of this has happened even though there has been no robust distribution network to support the region's burgeoning wineries.

Baja United Group's team of executives marry together years of experience with some of the most recognizable brands in the marketing, advertising, and food-and-beverage industries, including In-n-Out Burger, Ketel One, Azunia Tequila, Monster Energy, Pabst Brewing and Budweiser. This experienced team seeks to bring the finest of what the Valle de Guadalupe's numerous wineries have to offer to American audiences and eventually to the world.

The winemakers of Valle de Guadalupe are primed for incredible growth, and Baja United Group's experienced executive team is uniquely qualified to assist them to realize their potential.

But, we're not just looking to capitalize on the hard work and creativity of Valle de Guadalupe's artisans. For us, **Baja United Group pres opportunity to give back to a region that has given us so m**

Baja United Group will be a sustainable business that provides consistent, ongoing and substantial funding for the Valle de Guadalupe's numerous orphanages and other charities. **Invest in Baja United Group today and become part of a growing brand that lives with purpose!**

Investment
$5/share | When you invest you are betting the company's future value will exceed $11M.

Perks
$500 investment will receive 5% off the retail price of up to $2,000 in future ***wine*** orders.
$1000 investment will receive 10% off the retail price of up to $2,000 in future ***wine*** orders.
$5000 investment will receive 20% off the retail price of up to $2,000 in future **wine** orders.

A business with a purpose...

Baja United Group: Our founding principle is to create a business that can unite the vineyard treasures of Baja with consumers of the United States. To promote and cultivate Baja and to enrich the lives of the children in local orphanages.

The Formation of Baja United Group

The co-founders of Baja United Group are Jim Riley, who was previously the founder of Intersect Beverages and Azunia Tequila, and Steve Jugan, formerly with Monster Energy, Pabst Brewing and Budweiser. Both have over 25 years of senior level marketing and business development experience resulting in driving business growth and profitability. Jim and Steve have spent many years involved in the myriad of treasures that Baja California and the Valle de Guadalupe have to offer.

Participating in both surfing and off-road racing events -- like the Baja 1000 -- in the region, both **Jim and Steve have become intimately associated with the region's various winemakers and breweries**, as well as numerous charitable efforts. In particular, both sought to give back to the assisting the Valle de Guadalupe's orphanages, such as Rancho El Milagro.



Through their experiences in the region, **Jim and Steve see an opportunity to combine their experiences, connections, and passions into one *united* effort.** With that, the Baja United Group was enthusiastically created.

First, **Baja United Group seeks to bring American and ultimately international attention to Valle de Guadalupe's wineries** by building strong connections with the wine drinking community. **In doing so, it is their hope that they can help promote the economic prosperity of the region.**

Most importantly, the company wishes to build a sustainable business that can give back charitably to this incredible region. There are so many children in the local orphanages that need help. **Your investment will allow for these orphanages to provide the basic daily necessities for these young children.**

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"Baja is making a lot more great wine than you might think."

Los Angeles Times, December 2015

Baja United Group's Proven Experience

Baja United Group's team of founders and executives possesses decades of shared experience in:

- B2B Sales and On/Off Retail Sales
- Club/Mass/Merch
- Marketing
- Social Media
- Advertising
- Merchandising
- Direct-Store Delivery
- Wholesaler and Distributor Relationships
- Sponsorships
- Philanthropy



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About the Valle de Guadalupe



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"The Next Napa"

Los Angeles Times



Amazing Vintages, Incredible Flavors

As a winemaking region, Valle de Guadalupe is unlike any the world. Its unique terroir yields grapes and vintages that explode with flavor and that are often surprising to and entirely intoxicating for even the most experienced wine drinkers.

But, it's not the just the natural environment that yields varietals that are distinct from others that many have experienced. **The region's vintners have a flair for experimentation and creativity, yielding collections of new and exciting blends that are as daring as they are lacking in pretense.**

With wine drinkers looking for more memorable experiences, the Valle de Guadalupe's winemakers are uniquely poised to deliver.

"Millenials answer the call of Mexican wine country."

New York Times, April 2017

Promoting the Region

Through the sales and distribution of various Valle de Guadalupe wines, Baja United Group will also promote the valley itself. **We believe that travelers and adventurers should have the opportunity to explore this one-of-a-kind region as we have.**

Through tours of the region's wineries, **we believe that the Valle de Guadalupe can become a popular destination on par with California's Napa Valley.**

We plan to focus upon millennials, who are aren't just looking for the next big thing. They're looking for brands and products that are artisanal, eco-friendly and socially conscious.



Baja United Group: Distributing Tantilizing Valle de Guadalupe Wines to the U.S. and Beyond...

As we continue to partner with different winemakers in the region, we are continuing to bolster our selection of exciting vintages:

Monte Xanic - Sauvignon Blanc

Crisp on the nose, highly intense and with notes of tropical fruit (guava, soursop, passionfruit, pineapple and mango), fresh citrus (lime and grapefruit), as well as freshly cut herbs and light orange blossom, this vintage possesses quality and a persistent aroma.


MONTE XANIC


MONTE XANIC

Monte Xanic - Cabernet Sauvignon

This crisp and bright red has an intense aroma of blackberries and red fruit on the nose. With a gentle mouthfeel, this cabernet sauvignon has a round body and soft tannins and finishe[illegible] notes of white pepper, [illegible] dried chili peppers.

"An unexpected wine sanctuary in Baja California"

Los Angeles Times, April 2017

Las Nubes - Kuiiy

Possessing a medium- to high-intensity taste, this dry and pleasant wine possesses a balanced acidity. A long-standing fresh wine, its good body and fruity aftertaste confirm its aromatic aspects and elegance.


LAS NUBES
KUIIY


LAS NUBES
CUMULUS

Las Nubes - Cumulus

This luscious vintage demonstrates the high level of quality that's coming out of the Valle de Guadalupe. A blend of 50-percent Grenache, 40-percent Carignan, and 10-percent Tempranillo, it is full bodied with firm, b[illegible] tannins.

"Is Baja finally uncorking wine success?"

San Diego Union Tribune, March 2016

Vena Cava - Big Blend

As a blend of 25-percent Syrah, 25-percent Cabernet Sauvignon, 19-percent Petite Syrah, 17-percent Zinfandel, and 14-percent Grenache, this wine possesses a deep ruby-red color with soft highlights of red fruit, blackberries and plums in the nose.


VENA CAVA


VENA CAVA

Vena Cava - Cabernet Sauvignon

A cross between red Cabernet Franc and white Sauvignon Blanc grapes, the deep, rich flavors of the best Cabernet Sauvignon make this exciting variety a popular choice for red-wine dri[illegible] stripes and affinities.

And Beer, Too...

Baja United Lager

We're not just working with the best wineries in Valle de Guadalupe either. We're also working with some truly amazing breweries in order to bring unique and exciting beers with big, bold flavors to the American market.


BAJA
UNITED
LAGER


BAJA
UNITED
PALE ALE

Baja United Pale Ale

In addition to our debut lager, we will also be introducing a private label Pale Ale into the American market. Like our wines, these two offerings are only just the beginning of what Baja United Group will be offering.

Baja United Group's Values



We know that the wines and beers of Valle de Guadalupe are going to make a strong impression on American and intern audiences. But, we're more than just a distributor for this region's winemaking artisans; we're also a company that believes firmly in creating a community of high moral fiber both within itself and also surrounding its brand...

That's why it's our mission to...

Be adventurous, creative and open-minded.

Build open and honest relationships.

Create a positive team and family spirit.

Help others.


LIVE. WITH PURPOSE.



Great just isn't good enough.

Live with a purpose.

Revel in your work.

Be Humble.

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Baja United Group: The Importance of Giving Back


SEE SEE
MOTOR
COFFEE CO.

There's no denying the quality of the vintages offered by the wineries of Valle de Guadalupe. We're confident that their unique qualities and flavors, as well as the authentic character of the wineries who have produced them, will make them a hit with wine enthusiasts the world over.

But, what really matters to us at Baja United is giving back to this incredible region. Our team members have a 20-year track record supporting orphanages in Baja California on a regular basis.

It is our mission to create a sustainable revenue stream that can support these orphanages and other charitable endeavors. A portion of all Baja United Group's proceeds will go to these efforts. We that we can provide the much-needed supplies to these orpha other charities, all while working in partnership with each property.

Baja United Group: Amazing Growth Potential



In only a short time, **Baja United Group has generated incredible interest from the fourth-largest distributor in the United States.** We expect that this distributor will be working with us directly to bring some of Valle de Guadalupe's most exciting wines to the American market.

In addition to the incredible experience our team possesses, **we're also working with some of the United States' leading minds when it comes to e-commerce.** Direct-to-consumer sales will be a pillar of our business and will be powered by the proven VIN65 sales program.

Ultimately, though, it is our incredible wines, beers and experi with our brand's absolute commitment to public service in the Valle de Guadalupe, that will allow us to enjoy incredible success over the many years to come.

"Mexico has its own wine country -- and it's amazing!"

Bloomberg, August 2016

What We Know About the U.S. Wine Market

Trends in Wine

Wine and spirits are competing for $200 Billion annually in consumer spending. Consumers spend $30 billion annually on wine and $101 Billion on beer annually. This gives us an indicator or where this business is heading and why now is the right time to import products to continue stimulating the US Market.

- The majority of wine growth is in the **$20 - $30 price range** according to Nielsen data, total all outlets.
- The sources of wine growth currently are in the $9 plus range with significant volume and the 20+ ranges.
- 44% of all new wine items in the last two years have been between $9 - $15 and increasing.
- Current online trends show that **female drinkers prefer Chardonnays in the $35 price range** as one of the top selling items.
- Blends tend to be leading the way and gaining in popularity. **40% of all new items in 2013-2015 are blends.** The wine blends are attracting traditionally less developed wine drinkers that are opening doors to new consumers. Top reasons for buying blends: Great way to experiment, more interesting, better value, taste better, trendy amongst Millennial. (Data captured from Danny Brager at Nielsons)





Trends in Demographics

Millennial Audience

Generations are distinctly different. Millennials like to explore new products, **strongly prefer sweeter wines,** and enjoy introducing others to their favorite brands, willing to pay more for products/services committed to a positive social and environmental impact.

Millennials requires every industry to think differently: always connected, techno-savvy, multi taskers, positive, optimistic, social minded, green minded, self confident, most educated, very diverse and accepting, more liberal, self expressive, embrace personalization, love to capture life and share, crave feedback if it's good. *(Nielsen)*

Hispanic Audience

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Hispanics, due to their expanding demographic and economic clout and propensity to mix and merge with others even as they seek to sustain their own cultural moorings, are key players in the reimagining of America. *(www.americareimagined.com)*

- Los Angeles is the largest Hispanic market in the US at 52.2% of the population in the 21-34 age category.
- As of the most recent US census, 85% of total US population growth was multicultural: Hispanics 56%, African Americans 16%, Asians 11%
- Minority births now out number non-Hispanic whites.
- 74% of total US workers will be Hispanic between now and 2020.
- In top 100 US Metro areas Hispanics, African Americans, and Asians make up a majority of under 18 population. Hispanics in CA is 52%, Texas 49% (US Census, The Bookings Institute for above data)
- The combined buying power of ethnic Americans is growing exponentially faster then other Americans — $456 billion to $560 billion in 1990 to $3.0 trillion in 2013. *(Nielsen)*

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Baja United Group: On the Precipice of Something Great

Although wine enthusiasts have come to understand the tremendous promise of Valle de Guadalupe, distribution networks have been slow to catch on. **As things currently stand, many of the region's wineries only operate on 'hand-shake' agreements with a few distributors who have limited reach. Baja United Group will change all of that.**

As an importer, **we specialize not just in mass importation, but also in brand building and distribution.** As such, we can do more than merely get the region's products onto store shelves in the United States. **We can help Valle de Guadalupe's unique wineries to find excited and interested audiences** outside of the region and eventually around the world.

To start, we will be focusing primarily on building an e-commerce outlet for Valle de Guadalupe's wines and beers. We believe starting out in this manner is wise, as it will allow us to constantly adapt the ever-changing inventories and varietals that the region offers.

Simultaneously, **we will also be attacking the top 20% on- and off-premise accounts in Southern California**. With established relationships already, this will allow us to get Baja United Group's products in front of influencers who can really help to build our brands' exposure.

The various wineries with which we work have stories that are as incredible as the varietals they produce and the passion that went into producing them. **Our branding strategy is to call attention to the incredible stories of these diverse wineries**, while also giving customers a direct experience through tours and other experiences in Valle de Guadalupe.



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In the Press

VOGUE ORANGE COUNTY REGISTER THE DAILY BEAST FOOD&WINE WSJ

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Meet the Founders



Jim Riley

Co-Founder & President, since February 2017

As former Chief Executive Officer for Intersect Beverage, Jim Riley led all distillery operations, dis-tribution partnerships, public relations, sponsorships and marketing programs from April 2009 unitil Jan 2017. Jim provides executive leadership and strategic counsel to clients and partners in various capaci-ties, complemented by over 20 years of branding, communications, crisis management, public relations, marketing and investor relations both the private and public sector. Prior to Intersect Beverage, Jim spent nearly eight years at Ketel One Vodka as Vice President of Public Relations and Events. While there he had oversight of various communications programs and worked with the individual divisions' public relations staff. He was also was a liaison to supporting agencies and sales divisions and interfaced with regional managers and directors. Working closely with internal operating units; Jim developed a communications agenda that supported the business strategies of the company's sales and marketing divisions. He also worked closely with the industry's trade associations while serving as company spokesperson for shows and events. He also instituted model philanthropy programs and continues to inspire oth-ers with his charitable efforts.



Steve Jugan

Co-Founder & CEO, since February 2017

Steve is a senior level marketing and business development leader with a 25-year record of accomplishments driving CPG business growth, profitability, and visibility. Steve is proven leader in innovation, branding, advertising, public relations, creative services, sales tools, and demand generation. Steve is highly respected for his ability to recognize and capitalize on marketplace opportunities. In addition to co -founding Baja Wine Imports, which establishes the high-growth premium wine consumer segment for Baja wines, Steve earlier grew the Monster Energy portfolio as the Director of Retail Marketing from Jan 2012 unitl Dec 2015, , Dog Tag Brewing and with Peace Iced Tea products, establishing Monster Energy and expanding the RTD Iced Tea segments with innovation disrupting an existing industry paradigm and found new pathways to building brands of value and with values. Since March 2008, after Monster took form as a public company, and measured through September 23, 2015, Monster's stock rose $4.59 to $53.54 or 1,165%. Monster's performance has not only led the industry, but also materially out-performed the Standard & Poor's 500 during the same period of time. During his time with Pabst Brewing,as General Manager from Dec 2015 until Jan 2017, he landed Dog Tag Brewing to a national level.   Steve is recognized repeatedly for his industry defining innovation, brand marketing skills and visionary leadership. He was awarded the Orange Coast University 2009 Visionary Award for marketing and being one of the most significant contributors to the energy drink industries growth.   Known for his innovative management style and social consciousness, Steve was featured in Ma-lakye.com, a leading action sports employment & business network for those who live at the in-tersection of profession & passion. Including, countless industry news channels. He is a LinkedIn Influencer and a frequent guest speaker at universities including, Pepperdine and Chapman. Steve serves as CEO and Chairman of the Board for Fast Friends Foundation and spearheaded initiative, through which the Foundation supports charities including Rancho El Milagro, BC.



Eric Morley

Co-Founder, CFO & CMO, since May 2017

Eric Morley leads the company in bringing his vision of unique and fresh perspectives in multichannel communications and advertising. After 20 years in the industry, as CEO since 1998, his passion, expertise and continued focus speak very highly in support client's business sales growth. Eric's consulta approach to messaging communications results in brand achievement; with the right tools they can tell a story and resonate with customer. The Blue C team is comprised of a select group –Eric believes in order to accomplish the expertise in this industry it is necessary to count on experienced people; account supervisors, project managers and creators who have successfully assisted brands across numerous industries to convey their messaging in culturally relevant ways. The dedication among this group is with Morley's direction in building and refreshing brands by connecting them with target buyers through objective initiatives, decisive strategy and effective creative solutions. Eric has worked with the best -well-recognized company leaders such as Seagram America, Monster Energy, AzuniaTequila, Absolute Vodka, Captain Morgan Spiced Rum and Patron Tequila. Consulting on brand development, positioning and activation for other giant brand leaders include Toyota, MINI, Hyundai, Irvine Company, Segway, Kawasaki and Honda. Eric is highly experienced with on-premise, off-premise and on-site promotional strategies as well as distribution strategy growth and communications In addition to Blue C Advertising, he is dedicated to building the "Blue C Cares" prog focuses on three pillars: Caring for the Comm Those in Need, and Caring for the Next Generation Through Mentorship. Key examples of giving back and near and dear to him, is the "Wahoo's Baja Support Run", now in it's seventh year, which helps support orphanages with food and supplies in Baja, Mexico and "Club Dust", which builds homes in the Tecate boarder region. With an eye towards our next generation -Eric is also an adjunct professor at Concordia University in their Masters program and actively lectures at colleges on the topic of marketing and brand development strategies.



Jeff Bentley

Co-Founder & Executive Creative Director, since May 2017

As Creative Director and Co-Founder of Blue C Advertising since 1997, Bentley thrives on building brands and getting them going. He's worked for over 20 years as a creative and business leader in many business sectors, developing impactful campaigns designed to exceed each client's business objectives. In his own words about creative, "For me, it's about being authentic and having the desire to be bold and challenge the status quo." His passion for craftsmanship has been featured in numerous broadcast and print mediums showcasing his strengths in brand development and storytelling. Bentley not only designs effective marketing campaigns, but he also helps brands establish a soul while staying culturally relative along the way.

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Offering Summary

Maximum 214,000 shares of common stock ($1,070,000)

Minimum 5,000 shares of common stock ($25,000)

Company	Baja United Imports, Inc.
Corporate Address	3183 Airway Ave., Suite C Irvine, CA 92626
Description of Business	Importation of Beer and Wine from Baja, California. Maintaining a sustainable business model while giving back to local Charities in Baja.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$5
Minimum Investment Amount (per investor)	$500

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Perks

$500 investment will receive 5% off the retail price of up to $2,000 in future ***wine*** orders.

$1000 investment will receive 10% off the retail price of up to $2,000 in future ***wine*** orders.

$5000 investment will receive 20% off the retail price of up to $2,000 in future **wine** orders.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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